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August 21, 2020	Adé Heyliger +1 (202) 682-7095 ade.heyliger@weil.com

Via Edgar and Email Transmission

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AG Mortgage Investment Trust, Inc. Schedule TO-I filed on August 14, 2020 File No. 005-86328

Dear Ms. Chalk:

On behalf of our client, AG Mortgage Investment Trust, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in your letter, dated August 19, 2020, with respect to the Company’s Schedule TO-I filed on August 14, 2020 (File No. 005-86328) (the “Schedule TO”).

All references to page numbers in these responses are to the page numbers of the Schedule TO. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule TO.

Schedule TO-I filed August 14, 2020

Exhibit 99(A)(1)(A) – Offer to Exchange

General

1.	You are offering to exchange five shares of Common Stock of the issuer for its outstanding Series A, Series B and Series C Cumulative Preferred Stock. Each of the Preferred Series has its own CUSIP number and trades separately on the NYSE. The exchange offer is subject to the Offer Consideration Cap. The Offer Consideration Cap provides that the total number of shares of Common Stock to be issued in this exchange offer will not exceed 19.9% of your outstanding

Ms. Christina Chalk August 21, 2020 Page 2

Common Stock, and you will pro rate if the offer is oversubscribed. With respect to pro ration, you state that no Series of Preferred will have priority over any other Series. Please supplementally explain how this method of pro ration, whereby it appears you are amalgamating three different Series of Preferred in setting the pro ration factor, complies with the requirements of Rule 13e4(f)(3). That Rule provides a formula for pro rationing “[i]f the issuer or affiliate makes a tender offer for less than all of the outstanding equity securities of a class…”

Response: We note the Staff’s comment and the proration requirements under Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Specifically, we note that Rule 13e-4(f)(3) requires an issuer making a tender offer for less than all of the outstanding equity securities of a “class” to acquire tendered securities of such class on a pro rata basis when the number of tendered securities exceeds the amount the issuer is bound or willing to take up and pay for. We respectfully submit that the Company’s three series of Preferred Stock constitute a single “class” of security, under applicable law, SEC guidance and the Company’s governing documents and, as such, the Company’s proration methodology that treats the three series as one “class” complies with the requirements set forth in the Rule.

While Exchange Act Section 13e-4 does not define “class,” it states that: “[u]nless the context otherwise requires, all terms used in this section and in Schedule TO (§240.14d-100) shall have the same meaning as in the Act or elsewhere in the General Rules and Regulations thereunder.” Exchange Act Section 12(g)(5) states that “[f]or the purposes of this subsection the term ‘class’ shall include all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.” The SEC’s interpretive guidance with respect to the “substantially similar” test of Section 12(g)(5) can be found in the contexts of Rule 144A and Section 16 reporting. In Release No. 33-6862, Resale of Restricted Securities; Changes to Method of Determining Holding Period of Restricted Securities Under Rules 144 and 145 (Apr. 23, 1990), the SEC noted:

For purposes of [Rule 144A], common equity securities will be deemed to be of the same class if they are of substantially similar character and the holders thereof enjoy substantially similar rights and privileges. [FN 23] Preferred equity securities will be deemed to be of the same class if their terms relating to dividend rate, cumulation, participation, liquidation preference, voting rights, convertibility, call, redemption and other similar material matters are substantially identical. [Emphasis added]

At footnote 23 of the release, the SEC noted: “[t]his test is the same as that in Section 12(g)(5) of the Exchange Act (15 U.S.C. 781(g)(5) and will be interpreted by the Commission in the same manner.”

Similarly, in Release No. 34-18114, Interpretive Release on Rules Applicable to Insider Reporting and Trading, Question 36 (September 23, 1981), the SEC took the position that: “securities with substantially similar characteristics are generally considered to constitute one class, even though they may confer slightly different ancillary privileges.”

Ms. Christina Chalk August 21, 2020 Page 3

Federal court cases have also addressed the meaning of “class” of securities for the purposes of Section 16 of the Exchange Act. In Ellerin v. Massachusetts Mutual Life Insurance Company, 270 F.2d 259 (2nd Cir. 1959), the Court of Appeals for the Second Circuit held that two series of preferred stock were to be considered one “class” for the purposes of Section 16. In that case, the Court was asked to determine what Congress meant by the term “class of any equity security.” The Court stated that:

[T]he very absence of congressional direction or guidance suggests that the Congress thought the meaning of the phrase ‘class of any equity security’ was reasonably clear and it was using familiar terms in their ordinary and generally accepted sense according to the common usage of the day in the legal and financial worlds.1

The Court concluded that, since the terms “class” and “series” were familiar terms in common usage at the time of the passage of the Exchange Act, a “class” is not a “series” within the meaning of Section 16.2

The three series of the Company’s Preferred Stock (each of which is expressly designated as a “series” in the Company’s Amended and Restated Articles), have the following substantial similarities that we believe entitle them to be considered a single “class” within the meaning of the SEC’s guidance and the Ellerin case:

●	Perpetual nature: None of the series has a stated maturity; each series will stay outstanding indefinitely unless repurchased by the Company or, as discussed below, redeemed or converted in accordance with its terms.

●	Ranking: Each series ranks senior to the Common Stock as to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Company (a “Liquidation”). Each series ranks on a parity with each of the other two series.

●	Liquidation preference: Each series has a liquidation preference of $25.00 per share plus accumulated and unpaid dividends. Should the assets of the Company be insufficient to pay the full amount of liquidating distributions due to the three series in the event of a Liquidation, the three series will share ratably in the available assets.

●	Dividend rights: Each series is entitled to cumulative cash dividends that are due to be paid quarterly in arrears on the same date. The annual dividend rates of the three series (expressed as a percentage of the initial liquidation preference of $25.00 per share) are substantially similar: Series A- 8.25% ($2.0625 per share), Series B-8.00% ($2.00 per share) and Series C-8.000% ($2.00 per share, changing to a floating rate beginning September 17, 2024). When not paid in full (or a sum sufficient for such full payment is not so set apart), dividends must be declared pro rata for all three series.

1 Ellerin, at 262.

2 Id., at 263.

Ms. Christina Chalk August 21, 2020 Page 4

●	Voting rights: None of the series has voting rights except in the same limited circumstances and, at such time as they do have voting rights, the three series generally vote together as a class and each series has one vote per share. First, whenever dividends on any shares of any series are in arrears for six or more full quarterly dividend periods, the size of the Company’s board is automatically increased by two, and the three series, voting together as a class, are entitled to elect two directors until the arrearage has been eliminated. Second, the affirmative vote of holders of 2/3 of the outstanding shares of the three series, voting together as a class, is required to: (i) authorize any class or series of stock ranking senior to the Series A, B and C Preferred Stock as to dividends or liquidation; or (ii) amend the Company’s charter in a manner that materially and adversely affects any rights or powers of the Series A, B and C Preferred Stock. (If the Series A or Series B Preferred Stock would be disproportionately affected by a charter amendment, approval of the amendment requires a separate vote of the affected series rather than a class vote, and if the Series C Preferred Stock would be disproportionately affected by a charter amendment, approval of the amendment requires both a series vote and a class vote. In addition, all charter amendments require the approval of holders of a majority of the outstanding Common Stock.)

●	Redemption: None of the series has mandatory redemption rights. Each series is subject to optional redemption, in whole or in part, by the Company (Series C beginning September 17, 2024, five years from the date of issuance) or upon a Change of Control. The redemption price is the same for each series: $25.00 per share plus accumulated and unpaid dividends. (We note that, similarly, each of the Series A and Series B Preferred Stock also was not redeemable for five years from its date of issuance).

●	Conversion: None of the series is convertible into any other security except upon a Change of Control. In that event (to the extent not previously redeemed), at the holders’ discretion, each series is convertible into Common Stock (or the cash and/or securities consideration into which the Common Stock is being converted as a result of a Change of Control transaction), at the same conversion rate subject to a cap set, in each case, using the same formula of twice the conversion ratio at the time of issuance (Series A -2.2810 Common Stock shares, Series B-2.1195 Common Stock shares and Series C -3.23206 Common Stock shares, in each case subject to substantially similar adjustments).

●	Trading prices and Offer consideration: The Series A, B and C Preferred Stock trade substantially in tandem, with closing prices on August 20, 2020 of $15.93, $15.85 and $15.85, respectively. In addition, the Company is offering the same consideration – five shares of Common Stock – for each share of Preferred Stock across the three series.

The Company is organized under Maryland law. The Company’s Maryland counsel has advised that, based on the Company’s Amended and Restated Articles (including the Articles Supplementary creating the Series A, Series B and Series C Preferred Stock), and determinations made by the Company’s Board of Directors, which determinations under the Company’s Amended and Restated Articles are deemed to

Ms. Christina Chalk August 21, 2020 Page 5

be final and conclusive,3 the Series A, Series B and Series C Preferred Stock are each part of the Company’s one class of Preferred Stock rather than separate classes. Thus, the analysis of the three series as one class for purposes of Exchange Act Rule 13e-4(f)(3) is consistent with the analysis of the three series as part of one class of the Company’s capital stock under Maryland law.

Finally, we do not believe that there will be any confusion on the part of holders of the Series A, B and C Preferred Stock as to the total amount of Preferred Stock that the Company is seeking, or how that amount compares in percentage terms to the total number of shares of Preferred Stock outstanding.

For the above reasons, the Company submits that the three series of Preferred Stock constitute a single class, given their substantially similar characteristics and the ordinary meaning of such terms, consistent with SEC guidance and federal case law. As such, the Company believes that its proration methodology complies with the requirements of Exchange Act Rule 13e-4(f)(3).

Statement Regarding Forward Looking Information, page 8

2.	Revise to delete the references to the Private Securities Litigation Reform Act. The safe harbor for forward looking statement in the Act does not apply to statement in connection with a tender offer.

Response: In response to the Staff’s comment, the Company will file an Amended Schedule TO and a supplement to the Offer to Purchase to eliminate references to the Private Securities Litigation Reform Act.

Sincerely,

/s/ Adé Heyliger

Adé Heyliger

cc:	Raul E. Moreno, General Counsel and Secretary
AG Mortgage Investment Trust, Inc.

Jacqueline A. Brooks

Saul Ewing Arnstein & Lehr LLP

3 See Section 5.5 of the Company’s Amended and Restated Articles.

Ms. Christina Chalk August 21, 2020 Page 6

Ellen J. Odoner
Corey Chivers
Weil, Gotshal & Manges LLP

Robert K. Smith

James V. Davidson

Hunton Andrews Kurth LLP

Philip Richter

Fried, Frank, Harris, Shriver & Jacobson LLP